Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China
April 7, 2006

By EDGAR Transmission and by Hand Delivery

H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Winner Medical Group Inc. Amendment 1 to Registration Statement on Form SB-2 File Number: 333-130473 Filed: March 1, 2006 and February 27, 2006

On behalf of Winner Medical Group Inc. (“Winner” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 24, 2006, providing the Staff’s comments with respect to the above referenced registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
Much of the disclosure in the prospectus, particularly the “Business” section, appears promotional rather than factual and should be revised to remove all promotional statements. No speculative information should be included unless clearly labeled as the opinion of management of the company along with disclosure discussing management’s basis for such opinions. All claims of a speculative nature not fully supported in the prospectus should be deleted. For example and without limitation, we note the following statements:

•	Our factories employ advanced equipments;

•
While most of the non-Chinese companies utilize an electrostatic spraying process . . . Our international competitor’s technology has a glue spraying speed of 5 to 6 meters per second with glue waste at a 40%-50% level;

•	Our efforts to participate in the home health care market for medication protection products have been relatively successful so far;
•	Our products have met the requirements of major international medical product quality tests, and we are among the very first Chinese companies in our industry to have passed ISO9001, EN46002, and CE.

Winner Response: We have revised the language in the Registration Statement to remove language that is promotional in nature.

Cover Page of the Prospectus

2.	Please correct the market information hereon; the symbol has changed, the date and per share price are incorrect. The March 24, 2006 quote was $10.24.

Winner Response: We have corrected the market information. The Company’s symbol and per share price have been updated.

Prospectus Summary, page 1

3.	The background and development of the business of Winner Group Limited, as the predecessor of the registrant, should be added.

Winner Response: We have revised the Prospectus Summary section to include the following:

Winner’s operations began with Winner Medical & Textile Ltd. Zhuhai which was incorporated in China in February 1991 by our CEO, President and director Mr. Jianquan Li. Over the years, Winner expanded to eleven factories and one trading company. Winner Group Limited was incorporated as a Limited Liability Exempted Company in the Cayman Island on April 2003 and is the holding company of all Winner subsidiaries.

Risk Factors, page 6

4.
We reissue comment nine in our comment letter dated January 20, 2006. Please do not bundle risks. We note your response that all risks listed in risk factor are tightly related to the international nature of your business. These risks should be discussed, not merely listed, and they should be discussed separately under different subheadings.

        Winner Response: In response to the Staff’s comment, we have revised the Registration Statement and the risks associated with the international nature of our business are now discussed under different subheadings.

Market For Our Common Stock, page 10

5.	Update the symbol.

Winner Response: We have updated the symbol.

6.	Correct the last line of the table; the columns appear to be reversed.

Winner Response: We have corrected the last line of the table.

7.
We do not understand the reference to “not approved”. Bid and asked prices for the last two fiscal years are required by Item 201 of Regulation S-B. If the quotes were from the pink sheets, you should so indicate.

Winner Response: There was no public trading market for our stock prior to April 27, 2005. We have deleted the reference to “not approved” and replaced it with “not available.”

Management’s Discussion and Analysis and Plan of Operation, page 14

8.	Please discuss the significant increase in foreign currency translation expense during the most recent quarter.

Winner Response: We incurred a foreign currency translation expense of $99,676 for the three month period ended December 31, 2005 as compared with no foreign currency translation expense for the same period ended December 31, 2004. In July 21, 2005, China reformed its foreign currency exchange policy, revalued the Renminbi by 2.1 percent and allowed Renminbi to appreciate as much as 0.3 percent per day against the U.S. dollar. As a result, we implemented different exchange rates in translating Renminbi into U.S. dollar in our financial statements for fiscal year 2005, the exchange rates of 8.0922, 8.277 and 8.1846 were implemented in calculating the total assets/liabilities, shareholders’ equity and profit and loss, respectively, which results in a $99,676 increase in the foreign currency translation expenses from the three month period ended December 31, 2004.

9.	Please provide the source or the basis of the statement, “we had a 9.8% market share of all exports from China of these products ....”

Winner Response: The source is China Medical Economic News published on May 9th, 2005, pursuant to which China exported $447 million of medical dressings and medical disposables products in 2004. We exported $44 of million such products in 2004 (see our financial statement). Accordingly, in 2004, we had a 9.8% market share of all exports from China of surgical dressings and disposable medical products.

10.
You state that your “market research shows that several worldwide medical device distribution companies, including Tyco, Cardinal, Lohmann, Artsana and White Cross, may have interest purchasing your nonwoven cotton spunlace products ... several large customers including BSN, Tyco and Dynarex have also expressed purchasing interest in our new products self-adhesive bandages and elastic bandages, and we are under negotiations with several other large customers.... Please elaborate on any preliminary talks or any agreements you have reached with these distributors.

Winner Response: Due to business considerations, we have deleted the above references and the sentence “we believe that the sales will continue to increase in Europe and America over the next several years” from the Registration Statement.

Business, page 30

11.
We note your claim that, “[w]e are among the very few Chinese medical product companies that have its own products registered with FDA, which gives us the ability to directly export some of our products to the United States.” The use of the term “registered” applies only to an obligation to register an establishment, not a product. Please delete the statement. All foreign establishments that export devices directly to the United States must “list” their products with the FDA pursuant to 21 U.S.C. 359(j)(1). This is not a requirement that applies to or has been fulfilled by a “very few Chinese medical product companies....”

Winner Response: We have revised the Registration Statement to provide that “we have listed our medical device products with the FDA, which gives us the ability to directly export some of our products to the United States.”

12.
Please disclose the extensive and rigorous scope of FDA’s statutory and regulatory requirements concerning your business and the medical devices referenced in your submission. In particular, the submission should explain the following fundamental regulatory issues:

•	administrative and enforcement remedies;
•	device classification;
•	pre-market submission requirements;
•	labeling requirements;
•	manufacturing requirements;
•	post-market requirements, including medical device reporting (MDR) and reports of corrections or removals;
•	import and/or export requirements; and
•	administrative and enforcement remedies for noncompliance.

Please also disclose that your company’s failure to meet any of these requirements may cause FDA to automatically detain the firm’s products when they are presented for entry into the United States.

Winner Response: In response to the Staff’s comment, we have added the following disclosures under the caption “BUSINESS - Regulation.”

Some of our products are medical devices. Accordingly, our product development, testing, labeling, manufacturing processes and promotional activities are regulated extensively in the U.S. by the FDA, which has given us clearance to market our products within the U.S. The FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices.

Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classifications, each of which is subject to different levels of regulatory control, with Class I being the least stringent and Class III being subject to the most control. Class III devices, which are life supporting or life sustaining, or are of substantial importance in preventing impairment of human health, are generally subject to a clinical evaluation program before receiving pre-market approval, or PMA, from the FDA for commercial distribution. Class II devices are subject in some cases to performance standards which are typically developed through the joint efforts of the FDA and manufacturers, but they do not require clinical evaluation and pre-market approval by the FDA but instead require a pre-market notification to the FDA and in most cases a showing of substantial equivalence to an existing product under Section 510(k) of the FFDCA. Class I devices are subject only to general controls, such as compliance with labeling and record-keeping regulations, and are generally exempt from pre-market notification under Section 510(k) of the FFDCA. Our products are generally Class I devices, therefore, are exempt from pre-market notification. Our Class I devices are required to be listed with the FDA. We have listed all of our relevant products with the FDA pursuant to the FFDAC.

If a 510(k) pre-market notification is required for a device, then such device cannot be commercially distributed until FDA issues a letter of substantial equivalent. Certain of our surgical face masks and sterilization pouches are subject to the 510(k) pre-market notification requirements. We have complied with such requirements and have received the necessary approvals from the FDA for such products.

Our medical device products are also subject to the general labeling requirements under the FDA medical device labeling regulations. As of April 5, 2006, we have complied with all relevant labeling requirements.

Manufacturers of medical devices distributed in the U.S. are subject to various regulations, which include establishment registration, medical device listing, quality system regulation (QSR) and medical device reporting. Under FFDAC, any foreign establishment that manufactures, prepares, propagates, compounds or processes a device that is imported, or offer for import, into the U.S. is required to register its establishment with the FDA. In addition, any foreign establishment that engages in manufacturing, preparation, compounding, assembly or processing of a medical device intended for commercial distribution in the U.S. is required to list its devices with the FDA. Our subsidiary Winner Shenzhen, which exports all our products, has registered its establishment with the FDA and has listed 31 medical and dental devices.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of our products. The QSR also, among other things, requires maintenance of a device master record, device history record and complaint files. Based on internal audits of our domestic facilities, we believe that our facilities are in substantial compliance with the applicable QSR regulations. We also are required to report to the FDA if our products cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur. The FDA can require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious, unanticipated health or safety concerns. We may also be required to submit reports to FDA of corrections and removals. As of April 5, 2006, we have not received any complaints of device malfunctions which contribute to serious injury or death.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. Our failure to meet any of these requirements may cause the FDA to automatically detain our products when they are presented for entry into the U.S. If any of these events were to occur, it could materially adversely affect us. As of April 5, 2006, we have complied with all the applicable FDA regulations.

13.	Please provide the patent application numbers and a description of the patents Jianquan Li filed of certain nonwoven fabric technology.

Winner Response: Mr. Jianquan Li filed three patent applications in 2005. As of April 5, 2006, one of the patent applications has been granted and the other two applications have not been approved yet, therefore, we could not provide detailed descriptions of these two patent applications due to confidentiality concerns. Below are the brief descriptions of these patent applications:

Description of Patent	Patent No. / Patent Application No.	Type	Status
Manufacture method of the 100% cotton non-woven medical dressings	20051033147.1 (China)	Invention	Under application
Spunlace Non-Woven Cloth With X-Ray Detectable Element Produced Thereby. We added X-Ray detectable elements into the spunlace non-woven cloth so that it can be easily detected by X-ray, thereby avoiding leaving medical dressings in patient’s body
	0520713 (China)	Utility Model	Granted
Method For Producing Spunlace Non-Woven Cloth , Method For Producing Spunlace Non-Woven Cloth With X-Ray Detectable Element, Spunlace Non-Woven Cloth With X-Ray Detectable Element Produced Thereby
200510033576.9 (China)
11/16920 (U.S.)
P 10502653-9 (Brazil)
2005118845 (Russia)
2005-0056783 (Korea)
2005039417 (Singapore)
05013515.1/EP05013515 (E.U.)
GCC/P/2005/4854 (The United Arab Emirates)
1629/DEL/2005 (India)
		Invention	Under application

We have revised the Registration Statement accordingly.

14.
Please provide the basis for the statement, “ [w]ith this new technology, we can produce green nonwoven medical dressings at a lower cost.” Further, please explain the new technology and “nonwoven medical dressings.”

Winner Response: Nonwoven medical dressing is a type of medical dressing that is made of nonwoven fabric. As a natural product, it is environmentally friendly, reproducible, comfortable (without sensitization), and static-free.

Our new nonwoven fabric technology modifies the conventional manufacturing method of nonwoven cloth which involves eight steps: clearing cotton - carding - bleaching -carding - spreading the web - water jetting - drying - rolling the finished products. We refined the production equipments and reduced the steps in making nonwoven cloth from eight steps to five steps. As a result, the new technology allows us to minimize raw material waste and save production cost.

We have revised the Registration Statement accordingly under the caption “BUSINESS - Our Research and Development Efforts - How We Create New Products and Enhance Existing Ones.”

We did not list the five steps involved in our new technology because we believe that the disclosure of such information would result in public knowledge of our proprietary technology. As of April 7, 2006, our patent application for such new technology has not been approved. Any detailed disclosure of such new technology would be detrimental to our business.

15.	Please explain the term “proxy agent.”

Winner Response: A proxy agent is a sales agent who receives remuneration from us solely on a commission basis. To avoid confusion, we have revised the Registration Statement and replaced the term “proxy agent” with “sales agent.”

Our Facilities, page 41

16.	Please provide an update on the liquidation process of Chongyang Wenqiang subsidiary and revise the Management’s Discussion and Analysis section as appropriate.

Winner Response: As of April 7, 2006, the liquidation process was not yet completed. We expect that the liquidation process of our subsidiary Chongyang Wenqiang will be completed by approximately the end of June 2006 and have made such disclosure in the Registration Statement.

Executive Compensation, page 46

17.
We note that Mr. Li received a dividend of 1,000,527.84 and the rest of the dividend in the amount of $856,303.78 and $15,918.38 will be paid to Mr. Li and Mr. Fang before June 2006. Please clarify whether dividends were also paid to all other shareholders. We will have further comments.

Winner Response: On August 20, 2005, when the dividend was declared, Mr. Jianquan Li and Mr. Xiuyuan Fang were the only shareholders of Winner Group Limited, with Mr. Li and Mr. Fang owning 99.15% and 0.85% of the shares of Winner Group Limited, respectively. The dividend distribution was ratable.

We have revised the Registration Statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” to provide the following:

“On August 20, 2005, the board of directors of our subsidiary, Winner Group Limited, declared a ratable dividend in the amount of $1,872,750, to Mr. Jianquan Li, our CEO, President and director, and Mr. Xiuyuan Fang, our CFO, Vice President, Treasurer and director. We paid Jianquan Li $500,527.84 and $500,000 in December 2005 and January 2006, respectively. The rest of the dividend in the amount of $856,303.78 and $15,918.38 will be paid to Mr. Li and Mr. Fang before June 2006, respectively. Messrs Li and Fang were the only shareholders of Winner Group Limited when such dividend was declared.”

18.	Clarify in footnote (3), if true, that Mr. Halter received no compensation of any kind for the three years.

Winner Response: We hereby confirm that Mr. Halter received no compensation of any kind for the past three fiscal years. We have revised the Registration Statement accordingly.

Selling Stockholders, page 46

19.	Please revise the numbers to indicate that Pinnacle China Fund, L.P. holds 9.4% of your shares.

Winner Response: We have revised the Selling Stockholders table to indicate that Pinnacle China Funds, L.P. holds 9.4% of our shares.

Security Ownership of Certain Beneficial Owners and Management, page 48

20.	Indicate the beneficial owner of the shares held by Pinnacle China Fund L.P.

Winner Response: We added footnote 3 which provides that “Barry Kitt is the sole officer of Pinnacle China Advisors, L.P. which is the general partner of Pinnacle China Fund, L.P.”

Financial Statements, page F-1

21.
We note your response to prior comment 57. Please revise the financial statements of Winner Group Limited for the years ended September 30, 2005 and 2004 for the effect of the reverse merger, and remove the stand-alone financial statements of Las Vegas Resorts Corporation from the filing.

Winner Response: We have revised the financial statements as appropriate.

Note 12 - Commitments and Contingencies, page F-30

22.
We note your response to prior comment 61. Since the hedged items are material to your financial statements, we believe that the disclosures under paragraphs 44-45 of FAS 133 are required. Please revise the financial statements for both the period ended December 31, 2005 and the year ended September 30, 2005 accordingly.

Winner Response: We have revisited the designation needs as prescribed by FAS133 and concluded that we did not meet such designation. Respective notes under the financial statements have been revised accordingly.

Form 10-SB for the quarter ended December 31 2005

23.	Please revise the disclosure to comply with the comments issued on Form SB-2, as applicable.

Winner Response: We are undertaking to amend the 10-QSB for the quarter ended December 31, 2005 per the Staff’s comments.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186 - 755) 28138888 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Winner Medical Group Inc

By:	/s/ Jianquan Li
Jianquan Li Chief Executive Officer
Title